ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
15 May 2007 (ASX – Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

15 May 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS
OPERATOR – SENEGAL HUNT OIL COMPANY (FAR - 30%)

Senegal Hunt Oil Company has filed its quarterly report submitted through Petrosen to the Ministry of Energy and Mines for the Republic of Senegal.

The report confirms that acquisition of the Sangomar Deep 3-D seismic survey which commenced on 14th February was concluded on 28th March. The survey total area was 2089km^2; the data was acquired in 46 days at an estimated survey acquisition cost of US$12,100,000.


Mauritania
Senegal
Rufisque Dome
Gambia

Data processing of the on-board DMO stack data volume was completed while the seismic boat was en-route from Senegal to Dunkirk, France. The stacked data volume and a velocity data file have been sent to Spectrum in the UK where the on-board cube is being migrated, with an estimated delivery date of the 3rd week in May.

All indications from preliminary stacks of the data processed on board indicate that the data is of excellent quality.

Field tapes have been sent to CGG in Houston where full processing of the data volume is being performed. Interpretation and Prospect Analysis is scheduled to commence during the 4th quarter 2007.

FAR's holds a 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions, located in the Mauritania-Senegal, Guinea Bissau Basin, offer potential for world class oil accumulations.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Lake Long Project, Lafourche Parish, South Louisiana
SL 328 #9 Deep Well drilling ahead at 2,100 feet (FAR 10.1875 percent)

The SL 328#9 well spudded on 12 May 2007 and is presently drilling ahead at 2,100 feet using Todco Rig 29. The well has a planned total depth of 13,555 feet and is expected to take approximately 48 days.



The operator, Kriti Exploration Inc, has reworked the interpretation of the prospect and estimates potential at 21.7 BCF of gas and 760,000 barrels of oil if all three objectives work including 10.7 BCF of gas in the Lower Hollywood zone.

The operator estimates additional potential in offset fault blocks within the field of 28.7 BCF of gas and 1,000,000 barrels of oil.

The prospect is supported by a combination of 3D seismic and subsurface well control tied into FAR's successful SL 328 #1 well. The control well was drilled in 2004 and came on line at the rate of 5.6 million cubic feet of gas and 301 barrels of oil per day and is still producing at a daily rate of 3.6 million cubic feet of gas and 60 barrels of oil.

FAR enjoys a 100 percent completion rate within the Lake Long field and hopes to replicate the success achieved in the initial Hollywood discovery. A completed well is expected to cost in the vicinity of US$10 million.

BP has provided a lease to enable the well to progress. Participants in the well include recent farminees Sun Resources NL (ASX: SUR) and Amadeus Energy (ASX: AMU).

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au